                       RATIO OF EARNINGS TO FIXED CHARGES
                           ($000s, except for ratios)


                                          Six Months
                                             Ended                   Year Ended December 31,
                                            June 30, --------------------------------------------------
                                             1996        1995       1994      1993      1992      1991
                                          ---------- ----------  --------  --------  --------  --------
Net income                                 $ 15,665  $  (6,108)  $  7,364  $ 38,102  $ 39,688  $ 20,850
Income taxes                                  8,301     (2,158)     4,160    17,529    18,757    11,933
                                           --------  ---------   --------  --------  --------  --------
Pre-tax income                               23,966     (8,266)    11,524    55,631    58,445    32,783
                                           --------  ---------   --------  --------  --------  --------

Add:
  Interest expense on indebtedness           18,149     37,160     31,434    12,456    10,449    13,022
  Amortization of debt expense                  978      1,585      1,251         -         -         -
  Portion of rents representative of
    the interest factor                         260        590        354     1,218       558        85
                                           --------  ---------   --------  --------  --------  --------
Total fixed charges                          19,387     39,335     33,039    13,674    11,007    13,107
                                           --------  ---------   --------  --------  --------  --------

Income as adjusted                         $ 43,353  $  31,069   $ 44,563  $ 69,305  $ 69,452  $ 45,890
                                           ========  =========   ========  ========  ========  ========

Total fixed charges per above              $ 19,387  $  39,335   $ 33,039  $ 13,674  $ 11,007  $ 13,107
Interest capitalized                            634      1,460      1,480     4,905     2,100     1,300
                                           --------  ---------   --------  --------  --------  --------
Total fixed charges                         $20,021  $  40,795   $ 34,519  $ 18,579  $ 13,107  $ 14,407
                                           ========  =========   ========  ========  ========  ========

Ratio of earnings to fixed charges             2.17        .76       1.29      3.73      5.30      3.19
                                           ========  =========   ========  ========  ========  ========

    For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges.  Fixed charges consist of (i) interest (including capitalized interest, but excluding amortization of amounts previously capitalized) on all indebtedness; (ii)
amortization of debt discount and expense; and (iii) that portion (one-third) of rental expense which the Company believes to be representative of interest.

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                                                                    Exhibit 12.1